SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-4
                          REGISTRATION STATEMENT
                                   Under
                        THE SECURITIES ACT OF 1933

                         FIRSTBANK OF ILLINOIS CO.
          (Exact name of registrant as specified in its charter)

DELAWARE                           6711                     37-6141253
(State   or  other  jurisdiction  of                    (Primary   Standard
Industrial                    (I.R.S. Employer
incorporation   or  organization)                     Classification   Code
Number)                  Identification No.)

                     205 South Fifth Street, 9th Floor
                        Springfield, Illinois 62701
                              (217) 753-7543

(Address, including ZIP Code, and telephone number, including area code, of principal executive office)

                             MARK H. FERGUSON
                          Chairman and President
                         Firstbank of Illinois Co.
                     205 South Fifth Street, 9th Floor
                        Springfield, Illinois 62701
                              (217) 753-7543

 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

                                Copies to:
          Jeffery M. Wilday                       Dennis R. Wendte
          Brown,  Hay  & Stephens                        Barack  Ferrazzano
Kirschbaum
          700 First National Bank Building                       Perlman  &
Nagelberg
          Springfield, Illinois 62701                       333 W.  Wacker,
Ste. 2700
          (217)544-8491                           Chicago, IL  60606
                                             (312) 984-3188


     Approximate date of commencement of proposed sale of the Securities to the public: As soon as practicable after the effective date of this Registration Statement.

                      CALCULATION OF REGISTRATION FEE

Title of each  Amount to   Proposed maximum  Proposed maximum  Amount of
class of       be          offering price    aggregate         Registration
securities     registered  per unit*         offering          fee
to be                                        price*
registered

Common Stock;
$1.00 Par     214,200       $4.56            $977,314            $296.16
Value

     *Pursuant to Rules 457(f)(2) and (3) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price represents the value of the maximum amount of Common Stock, $1.00 par value, of BankCentral Corporation ("BankCentral Common Stock") estimated to be outstanding immediately prior to, and to be canceled in the Merger, less the cash to be paid by the Registrant in connection with the Merger and is based on the book value of BankCentral Common Stock on February 28, 1997.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.
                          BANKCENTRAL CORPORATION

                          1400 Charleston Avenue
                            Mattoon, IL  61938
       Telephone (217) 234-6434 * Telecopy (217) 234-6434 (Ext. 223)


                                                               May __, 1997


To the Stockholders of BankCentral Corporation:

      You are cordially invited to attend a Special Meeting of Stockholders of BankCentral Corporation (the "Company") to be held on the __ day of June, 1997, at 8:00 a.m., local time, at the main office of the Central National Bank of Mattoon, located at 1400 Charleston Avenue, Mattoon, Illinois (the "Special Meeting"). As described below, the Company's Board of Directors is requesting that you return the enclosed Proxy for the Special Meeting and the enclosed Stockholders' Consent as soon as possible to the Company.

      The purpose of the Special Meeting is to vote on a proposed amendment to the Company's certificate of incorporation that would eliminate the requirement that any action permitted to be taken by its stockholders be accomplished only at a stockholders' meeting. The effect of such an amendment would be to permit stockholder action pursuant to written consent of the stockholders.

      On April 30, 1997, the Company's stockholders approved the Agreement and Plan of Merger (the "Merger Agreement") entered into with Firstbank of Illinois Co. ("Firstbank") pursuant to which the Company will merge (the "Merger") into a wholly-owned subsidiary of Firstbank. As a result of certain developments since that time, however, the Company's Board of Directors agreed with Firstbank to amend the Merger Agreement to fix the total amount of consideration to be received by the Company's stockholders as a result of the Merger at $13,000,000, which will be paid 51% in Firstbank stock and 49% in cash. This would be equivalent to total consideration of approximately $56.90 per share of Company common stock.

      These changes to the Merger Agreement need to be approved by the Company's stockholders. Under applicable law, a special meeting called for this purpose might not be able to be held until the end of June, 1997. A special meeting called to approve the proposed amendment of the Company's certificate of incorporation requires only a minimum of ten days notice. If the proposed amendment to the Company's certificate of incorporation were adopted at the Special Meeting, then the changes to the Merger Agreement could be approved without a meeting by the written consent of holders of a simple majority of the Company's voting stock. This process would substantially expedite the closing of the Merger and the payment to the Company's stockholders of the cash and Firstbank stock required by the Merger Agreement.

      Enclosed is a Proxy granting the holders named therein the right to vote your stock to approve the proposed amendment to the Company's certificate of incorporation. It is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, sign and date the enclosed Proxy and return it in the accompanying envelope (which requires no postage if mailed within the United States).

     Also enclosed is a proposed Stockholders' Consent approving an amendment to the Merger Agreement to fix the total amount of consideration to be received by the Company's stockholders as a result of the Merger at $13,000,000, which will be paid 51% in Firstbank stock and 49% in cash.
      If you are in agreement with the proposed amendment to the Merger Agreement, it is important that you also sign and return in the enclosed postage paid envelope the Stockholders' Consent. The Stockholders' Consent will not be effective unless the proposed amendment to the Company's certificate of incorporation is approved.

      The accompanying Information Statement describes in more detail the developments leading up to the proposed amendment to the Merger Agreement. This Information Statement also incorporates by reference all of the information contained in the Proxy Statement/Prospectus that you previously received, except to the extent that such information is superseded by the additional information provided in this Information Statement.

     THE COMPANY'S BOARD OF DIRECTORS CAREFULLY CONSIDERED AND APPROVED THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND THE PROPOSED AMENDMENT TO THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR SUCH PROPOSED AMENDMENTS.

       If you require assistance in completing your Proxy or the Stockholders' Consent, if you have any questions about the voting procedure or accompanying Information Statement, or if you need an additional copy of the Proxy Statement/Prospectus, please feel free to contact me at the Company's offices located at 1400 Charleston Avenue, Mattoon, Illinois 61938.

                                        Very truly yours,



                                        L. Dean Clausen
                                        Chairman of the Board



                          YOUR VOTE IS IMPORTANT

     The proposed amendment to the Company's certificate of incorporation cannot be approved unless holders of not less than 70% of all issued and outstanding shares of common stock of the Company vote in favor of it. Assuming the proposed amendment to the certificate of incorporation is approved, the proposed amendment of the Merger Agreement must be consented to in writing by holders of at least a majority of all issued and outstanding shares of common stock of the Company. Thus, a failure to vote for the proposed amendment to the certificate of incorporation, or the failure to sign a written consent for the proposed amendment to the Merger Agreement has the same practical effect as a vote against either proposal. In the event sufficient shares are not present at the Special Meeting to approve the proposed amendment of the certificate of incorporation, or sufficient written consents are not obtained from stockholders, the Company, at stockholder expense, would continue to solicit votes and written consents in an attempt to achieve the necessary number of votes. Stockholders can help avoid the necessity and expense of follow-up solicitation of proxies by promptly returning the enclosed Proxy and the Stockholders' Consent.
                         INFORMATION STATEMENT OF
                          BANKCENTRAL CORPORATION

                                                              May ___, 1997


      This Information Statement is being furnished to the stockholders of BankCentral Corporation (the "Company"), in connection with the solicitation of written stockholders' consents by the Board of Directors of the Company to approve a further amendment to the Agreement and Plan of Merger, dated December 20, 1996, as amended March 10, 1997 (the "Merger Agreement"), by and among the Company, Firstbank of Illinois Co., a Delaware corporation ("Firstbank"), and FBIC Subsidiary, Inc., an Illinois corporation and wholly-owned subsidiary of Firstbank. Except to the extent that information contained in the Proxy Statement of the Company, and Prospectus of Firstbank, in each case dated March 28, 1997 (the "Proxy Statement/Prospectus"), may be superseded by information set forth in this Information Statement, the Proxy Statement/Prospectus is hereby incorporated  in  its  entirety  by  this  reference  in  this  Information
Statement.

     The Merger Agreement was first approved by stockholders of the Company at a special meeting held on April 30, 1997 (the "April Meeting"). Since that time, however, subsequent developments have made necessary an amendment to the Merger Agreement if the Merger is to be consummated.

      Pursuant to the terms of the Merger Agreement, Firstbank is permitted to terminate the Merger Agreement if the Company fails to remediate any environmental defects disclosed by environmental reports with respect to real property owned by the Company at an aggregate cost not to exceed $50,000. At the April Meeting, officers of the Company told stockholders that the Company was awaiting the results of an environmental report on certain of its real property, that it was possible that the estimated cost of remediation would be greater than $50,000 and that, in such event, officers of the Company would need to hold further discussions with officers of Firstbank in an effort to resolve this issue.

     The final environmental report received by the Company after the April Meeting estimated that the total cost of remediation of the real property at issue would be between approximately $294,000 and $406,000. A copy of this report was sent to Firstbank. Thereafter, Firstbank informed the Company in writing that it would exercise its right to terminate the Merger Agreement unless a mutually agreeable adjustment was made in the consideration to be paid to the Company's stockholders to take into account these remediation costs.

      Officers of the Company and Firstbank held numerous discussions of this issue and ultimately agreed to a compromise solution under which Firstbank would agree to consummate the Merger as soon as possible without waiting for the conclusion of the remediation and the Company would agree to set the total consideration to be received by its stockholders at $13,000,000, or approximately $56.90 per share of Company common stock. This consideration would be paid to the Company's stockholders 51% in Firstbank common stock and 49% in cash with each individual stockholder receiving, to the extent possible within these limits, either stock or cash based upon the forms of election submitted by stockholders.

      Under the terms of the Merger Agreement, the value of the total consideration to be received by the Company's stockholders could not have been more than $13,265,328 and, depending upon the value of Firstbank's common stock at closing, could have been substantially less, provided, however, that the Company had the right to terminate the Merger Agreement if the total consideration was less than $12,800,000. In light of Firstbank's election to terminate the Merger Agreement unless an adjustment was made in the amount of total consideration, the risk that the final cost of the remediation could be higher than what has been estimated and the substantial delay in completing such remediation, the Company's Board of Directors believes that the proposed amendment is in the best interest of the Company and its stockholders. Moreover, the proposed amendment fixes the amount of total consideration well within the amount of total consideration considered by stockholders at the April Meeting.

      If the proposed amendment is approved by the Company's stockholders, the closing of the Merger is scheduled to occur in the first half of June, 1997.

     FOR THESE REASONS AND THOSE STATED IN THE PROXY STATEMENT/PROSPECTUS, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT HOLDERS OF THE COMPANY'S COMMON STOCK EXECUTE AND RETURN THE STOCKHOLDERS' CONSENT APPROVING THE PROPOSED AMENDMENT TO THE MERGER AGREEMENT.
                                SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Springfield, State of Illinois, on May __, 1997.

                                   FIRSTBANK OF ILLINOIS CO.


                                   By: /s/ Chris R. Zettek
                                           Chris R. Zettek
                                           Executive Vice President and
                                           Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Capacity                                       Date

*                                                      May   , 1997
Mark H. Ferguson,
     Chairman, President,
     Chief Executive Officer and Director

*                                                       May   , 1997
Leo J. Dondanville, Jr.
     Director

*                                                       May   , 1997
William T. Grant, Jr.
     Director

*                                                       May   , 1997
William B. Hopper
     Director

*                                                       May   , 1997
Robert W. Jackson
     Director

*                                                       May   , 1997
William R. Schnirring
     Director

*                                                       May   , 1997
Robert L. Sweney
     Director

*                                                       May   , 1997
P. Richard Ware
     Director

*                                                       May   , 1997
Richard E. Zemenick
     Director

*                                                       May   , 1997
Chris R. Zettek
     Executive Vice President and
     Chief Financial Officer

*                                                       May   , 1997
Daniel R. Davis
     Vice President and Controller
     (Principal Accounting Officer)



*By:   /s/ Chris R.  Zettek
     Chris R. Zettek
     As attorney-in-fact
     for the persons indicated
     PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


     Item 21.  Exhibits


                The following exhibits are filed as part of the Post-Effective Amendment No. 1 to Registration Statement.


          Exhibits:

          99.2      Form of Proxy for BankCentral Corporation
99.3      BankCentral Corporation Informal Stockholders' Action




                                                               Exhibit 99.2



BANKCENTRAL CORPORATION                      Solicited on behalf of the
1400 Charleston Avenue                            BOARD OF DIRECTORS
Mattoon,  Illinois  61938                          for the Special  Meeting
on June __, 1997


      The undersigned hereby appoints L. Dean Clausen and Don P. Portugal, and each of them, with full power of substitution, proxies to represent the undersigned at the Special Meeting of Stockholders of BankCentral Corporation to be held at the main office of the Central National Bank of Mattoon located at 1400 Charleston Avenue, Mattoon, Illinois, on the ___, day of June 1997, at 8:00 a.m., local time, and at any adjournments or postponements thereof, and thereat to vote all of the shares of stock which the undersigned would be entitled to vote, with all the powers the undersigned would possess if personally present. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

1. The approval and adoption of an amendment to the Certificate of Incorporation to delete in its entirety Article XIII that requires any action required or permitted to be taken by stockholders to be effected only at a stockholders' meeting.

     FOR                 AGAINST                  ABSTAIN

2. In their discretion, to transact any other business that may properly be brought before the Special Meeting or any adjournments or postponements thereof.

Please date and sign below and return promptly.

Unless otherwise indicated, this proxy will be voted "FOR" proposal 1 referred to above.


                                        Signature


                                        Signature


                                        Title


                                        Dated

                                     In the case of joint owners, each
                                     joint owner should sign.  When
                                     signing in a fiduciary or
                                     representative capacity, please give
                                     full title as such.  Proxies executed
                                     by a corporation should be signed in
                                     full corporate name by a duly
                                     authorized officer.

PLEASE MARK, DATE AND SIGN YOUR NAME AS IT APPEARS AND RETURN IN THE ENCLOSED ENVELOPE.


                                                               Exhibit 99.3

                          BANKCENTRAL CORPORATION

       INFORMAL STOCKHOLDERS' ACTION PURSUANT TO SECTION 228 OF THE
                    GENERAL CORPORATION LAW OF DELAWARE


       The undersigned, being holders of not less than a majority of the voting stock of

                         BankCentral Corporation,

a Delaware corporation (the "Company"), acting pursuant to Section 228 of the General Corporation Law of Delaware, as amended, hereby consent to and adopt the following resolutions:

          WHEREAS, the Company has entered into that certain Agreement and Plan of Merger dated December 20, 1996, as amended March 10, 1997 (the "Agreement"), among the Company, Firstbank of Illinois Co., a Delaware corporation, and FBIC Subsidiary, Inc., an Illinois corporation ("New Company"), providing for the merger (the "Merger") of the Company with and into New Company; and

           WHEREAS, the Company's board of directors has recommended that the Agreement be amended as provided herein in order to allow the Merger to be consummated;

           NOW, THEREFORE, BE IT RESOLVED, that the Agreement be amended by deleting in their entirety the definitions of "Total Cash Consideration," Total Stock Consideration" and Total Consideration" contained in Section 1.07 of the Agreement and substituting the following therefore:

          "Total Cash Consideration" shall mean $6,370,000.

          "Total Stock Consideration" shall mean the number of shares of Firstbank Conversion Shares equal to the quotient of $6,630,000 divided by the Average Price.

          "Total Consideration" shall mean the sum of $13,000,000.

           FURTHER RESOLVED, Section 7.01(b) of the Agreement be amended by deleting such provision in its entirety and substituting the following therefor:

          (b) by the Board of Directors of any party hereto at any time after June 30, 1997, if the Merger shall not theretofore have been consummated;

           FURTHER RESOLVED, that the proper officers of the Company are directed to give prompt notice of the taking of this action to any stockholder of the Company who has not consented thereto.
           FURTHER RESOLVED, that the officers of the Company, and each of them acting alone or together with one or more other officers, are hereby authorized and empowered to execute and deliver all such further amendments of the Agreement and all such consents, certificates, assignments, agreements, instruments and other documents, and to do all such acts, as such officer or officers may deem necessary or appropriate in order to carry out the purposes of the foregoing resolutions and to consummate the Merger, and the execution and delivery of such documents, and the doing of such acts shall be conclusive evidence that the same were in all respects hereby fully authorized and approved.

     This Informal Stockholders' Action may be executed in counterparts and all such counterparts shall be filed with the minutes of the Company.

      IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the dates written below.


Date of Signature             Printed Name             Signature

                  , 1997



                  , 1997



                  , 1997



                  , 1997



                  , 1997